UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION



                                   FORM 12b-25

NOTIFICATION OF LATE FILING

                                            SEC File No: 0-25791

                                            Cusip No: 008920 10 0

FORM 10-QSB FOR THE PERIOD ENDING March 31, 2000


PART I - REGISTRANT INFORMATION

                                   AirTrax, Inc.
                                   ______________
                               Full Name of Registrant

                              MAS Acquisition IX Corp.
                              _________________________
                              Former Name if Applicable

          1616 Pennsylvania Avenue, #122, Vineland, New Jersey 08361
          __________________________________________________________
                       Address of Principal Executive Offices


PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in Part III.

(a) 	See Part III.
(b) 	The subject report will be filed on or before May 20, 2000.
(c) 	No attachments

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-QSB for the period ended March 31, 2000 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Amico (856)-327-8112

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

Yes [x] No[ ].

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [x].


AIRTRAX, INC.

has caused this notification to be signed by the undersigned thereunto duly authorized.

May 13,2000                             /s/ Peter Amico
                                         President